UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Battalion Oil Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02081G102
(CUSIP Number)

Jeffrey Wade
c/o Gen IV Investment Opportunities, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-547-2914

With a copy to:
Adam Turteltaub
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8129
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
GEN IV INVESTMENT OPPORTUNITIES, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,938,761 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,938,761 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,938,761 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares reported above includes (i) 2,369,769 shares of Common Stock owned directly by Gen IV and (ii) 568,992 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Based on (i) 16,450,507 shares of Common Stock outstanding as of March 28, 2023, in reliance on the representation made by the Issuer in the Series A Purchase Agreement, plus (ii) 568,992 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
LSP GENERATION IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,938,761 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,938,761 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,938,761 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The number of shares reported above includes (i) 2,369,769 shares of Common Stock owned directly by Gen IV and (ii) 568,992 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Based on (i) 16,450,507 shares of Common Stock outstanding as of March 28, 2023, in reliance on the representation made by the Issuer in the Series A Purchase Agreement, plus (ii) 568,992 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
LSP INVESTMENT ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,938,761 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,938,761 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,938,761 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The number of shares reported above includes (i) 2,369,769 shares of Common Stock owned directly by Gen IV and (ii) 568,992 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Based on (i) 16,450,507 shares of Common Stock outstanding as of March 28, 2023, in reliance on the representation made by the Issuer in the Series A Purchase Agreement, plus (ii) 568,992 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV.

EXPLANATORY NOTE

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 18, 2019 (the “Original Schedule 13D” and together, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall the meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Battalion Oil Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3505 West Sam Houston Parkway North, Suite 300, Houston, TX 77043.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

As described in Item 4 below, on March 28, 2023, Gen IV purchased 5,138 shares of Series A Convertible Redeemable Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A Preferred Stock”), for aggregate consideration of approximately $5.0 million pursuant to the Series A Purchase Agreement, dated March 28, 2023 (the “Series A Purchase Agreement”), by and among the Issuer, Gen IV and the other purchasers party thereto. The source of funds for such purchase was capital contributions made by the investors in Gen IV.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth in amended Items 3 and 6 and the Exhibits to Amendment No. 1 are incorporated herein by reference.

On March 28, 2023, the Issuer, Gen IV and the other purchasers party thereto entered into the Series A Purchase Agreement. On March 28, 2023, Gen IV purchased 5,138 shares of Series A Preferred Stock for approximately $5.0 million.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following to the description of the Warrant Agreement:

The Warrants owned directly by Gen IV expired on October 8, 2022 in accordance with the terms of the Warrant Agreement.

Item 6 is hereby further amended by adding the following:

Purchase Agreement

On March 28, 2023, the Issuer, Gen IV and the other purchasers party thereto entered into the Series A Purchase Agreement, pursuant to which Gen IV purchased 5,138 shares of Series A Preferred Stock for approximately $5.0 million. The Series A Purchase Agreement also provides, among other things, that the affirmative vote or prior written consent of the purchasers of Series A Preferred Shares holding at least two-thirds (66 2/3) of the shares held by such purchasers must be obtained prior to the entry by Issuer into any transaction that is expected to result in a change of control, unless each holder of outstanding shares of Series A Preferred Stock is given the option to receive a cash payment per share equal to the then applicable Redemption Price (as defined in the Certificate of Designations).

The foregoing description of the Series A Purchase Agreement is qualified in its entirety by reference to the full text of the Series A Purchase Agreement, a copy of which is attached as Exhibit 10.5 to this Amendment and incorporated by reference herein.

Certificate of Designations

Subject to the terms and conditions of the Series A Certificate of Designations the Issuer filed with the Delaware Secretary of State on March 24, 2023 (the “Series A Certificate of Designations”), all or any portion of the shares of Series A Preferred Stock may be converted into Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series A Certificate of Designations) divided by the applicable conversion price (the “Conversion Ratio”). The ordinary conversion price of the Series A Preferred Stock is $9.03 per share and is subject to adjustment for stock splits, combinations, certain distributions or similar events.

Subject to the terms and conditions of the Series A Certificate of Designations, if based on the Issuer’s financial statements for any fiscal quarter and a reserve report as of the same date, as of such date: (x) the PDP PV-20 value (as determined in accordance with the Series A Certificate of Designations) divided by (y) the number of outstanding shares of Common Stock, calculated on a fully diluted basis is equal to or exceeds 130% of the Conversion Price, then the Issuer may, from time to time until such time that the foregoing conditions are no longer satisfied or a Material Adverse Effect (as defined in the Series A Purchase Agreement) has occurred since the date of the most financial statements that met the foregoing conditions, cause the conversion of all or any portion of the Series A Preferred Shares into Common Stock using the then-applicable Conversion Ratio. The Series A Preferred Shares are also subject to redemption by the Issuer at any time following the closing date of the issuance of shares of Series A Preferred Stock in accordance with the terms of the Series A Certificate of Designations. In the event of a change of control transaction, the Series A Preferred Shares are subject to redemption or conversion in accordance with the terms of the Series A Certificate of Designations.

This summary is qualified in its entirety by reference to the full text of the Series A Certificate of Designations, a copy of which is attached as Exhibit 10.4 to this Amendment and incorporated by reference herein.

Amendment No. 1 to Registration Rights Agreement

Concurrently with the closing of transactions contemplated by the Series A Purchase Agreement, Gen IV entered into Amendment No. 1 (to the Registration Rights Agreement, dated October 8, 2019 the “RRA Amendment”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The RRA Amendment, among other things amended the definition of Registrable Securities to include the shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Shares.

This summary is qualified in its entirety by reference to the full text of the RRA Amendment, a copy of which is attached as Exhibit 10.3 to this Amendment and incorporated by reference herein, and the Registration Rights Agreement, a copy of which is included as Exhibit 10.1 to the Original Schedule 13D and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 10.3	Amendment No. 1 to the Registration Rights Agreement, dated March 28, 2023, by and among the Issuer and the holders named therein.

Exhibit 10.4	Certificate of Designations, dated March 24, 2023, of the Issuer.

Exhibit 10.5	Purchase Agreement, dated March 28, 2023, by and among the Issuer, Gen IV and the other parties thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 30, 2023

Gen IV Investment Opportunities, LLC

By:	/s/ Jeff Wade
Name:	Jeff Wade
Title:	Chief Compliance Officer

LSP Generation IV, LLC

By:	/s/ Jeff Wade
Name:	Jeff Wade
Title:	Chief Compliance Officer

LSP Investment Advisors, LLC

By:	/s/ Jeff Wade
Name:	Jeff Wade
Title:	Chief Compliance Officer and Associate General Counsel